UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)
Waterloo House
100 Pitts Bay Road
Pembroke HM08
Bermuda
(441) 295-8201
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Ordinary shares, par value $0.001 per share
(Title of each class of securities covered by this Form)

Depositary Shares, each representing a 1/1,000th Interest in a 7.000% Perpetual Non-Cumulative Preference Share
Depositary Shares, each representing a 1/1,000th Interest in a 5.625% Perpetual
Non-Cumulative Preference Share
5.625% Perpetual Non-Cumulative Preference Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One (1)*

*On February 24, 2026, pursuant to the Agreement and Plan of Merger, dated as of August 27, 2025, by and among Endurance Specialty Insurance Ltd., a Bermuda exempted company limited by shares (“Parent”), Ajax Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”) and Aspen Insurance Holdings Limited, a Bermuda exempted company limited by shares (“Company”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.
Pursuant to the requirements of the Securities Exchange Act of 1934, Aspen Insurance Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Aspen Insurance Holdings Limited

Date: March 6, 2026	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer